Filed pursuant to Rule 425 of the Securities Act of 1933, as amended and deemed filed pursuant to Regulation 14A
under the Securities and Exchange Act of 1934, as amended

Subject Companies:
Kayne Anderson Energy Infrastructure Fund, Inc.
Commission File No. 811-21593
Kayne Anderson NextGen Energy & Infrastructure, Inc.
Commission File No. 811-22467

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): June 15, 2023

Kayne Anderson Energy Infrastructure Fund, Inc.

(Exact name of registrant as specified in its charter)

Maryland	811-21593	56-2474626
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

811 Main Street, 14th Floor Houston, TX	77002
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (877) 657-3863

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

☐	Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

☐	If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.

Item 8.01. Other Events.

Pursuant to that certain Amended and Restated Agreement and Plan of Merger, dated as of April 24, 2023, Kayne Anderson Energy Infrastructure Fund, Inc. (“KYN”) and Kayne Anderson NextGen Energy & Infrastructure, Inc. (“KMF”) have entered into a definitive agreement to combine the two funds (the “Merger”). The Merger and related transactions are subject to KYN and KMF stockholder approval. KYN and KMF have reestablished the record date for purposes of voting on matters relating to the Merger. Accordingly, stockholders of record of KYN and KMF as of the close of business on June 20, 2023 are entitled to notice of and to vote (on KYN’s and KMF’s matters, as applicable) at the special meeting (or any adjournment or postponement of the special meeting thereof).

Where You Can Find Information on the Merger

For more information about the Merger, please see Kayne Anderson’s press release dated April 24, 2023 announcing an update to the Merger and the presentation titled “Kayne Anderson Closed-End Fund Update: Overview of KYN & KMF Merger” posted on www.kaynefunds.com/insights.

Additional information regarding the Merger will be contained in an amended preliminary joint proxy statement/prospectus to be filed with the Securities and Exchange Commission (the “SEC”). KYN and KMF expect to mail a definitive joint proxy statement/prospectus to stockholders that will contain information about the Merger, including the date of the special meeting, following a review period with the SEC.

This report shall not constitute an offer to sell or a solicitation to buy, nor shall there be any sale of any securities in any jurisdiction in which such offer or sale is not permitted. Nothing contained in this report is intended to recommend any investment policy or investment strategy or consider any investor’s specific objectives or circumstances. Before investing, please consult with your investment, tax, or legal adviser regarding your individual circumstances.

Participants in the Solicitation

KYN, KMF and their directors and executive officers may be deemed participants in the solicitation of proxies from KYN’s and KMF’s stockholders with respect to the Merger. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to KYN’s and KMF’s stockholders and their interests in the solicitation of proxies in connection with the proposed Merger is included in the preliminary proxy statement/prospectus filed with the SEC.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Kayne Anderson Energy infrastructure fund, inc.

Date: June 15, 2023	By:	/s/ A. Colby Parker
		Name:	A. Colby Parker
		Title:	Chief Financial Officer and Treasurer